21200 OXNARD ST. 6630

WOODLAND HILLS CA 91367

818-465-1295

March 14, 2024

Securities and Exchange Commission

Division of Corporation Finance, Office of Technology

Washington D.C. 20549

Re:	Palisades Venture Inc. (the “Company”)
Registration Statement on Form S-1
Filed February 7, 2024
File No. 333-276934

Dear Sir/Madam:

This letter sets forth the Company’s response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 5, 2024 (the “Comment Letter”), pertaining to the Company’s Registration Statement on Form S-1, filed on February 7, 2024 (the “Form S-1”). The Company’s responses to the Staff’s comments contained in the Comment Letter are set out herein in the order in which the comments were set out in the Comment Letter and are numbered accordingly and for ease of reference, each of the Staff’s comments is reproduced below in bold .

Form S-1 filed on February 7, 2024

Prospectus Summary, page 2

COMMENT:

1.	We note that there appear to be inconsistencies with current disclosures on the number of shares outstanding before and after the distribution and the number of shares owned by different individuals and entities before and after the distribution. For example:

•	Above the beneficial ownership table you disclose that you have 100,000,000 shares outstanding while footnote 1 to the table states that you have 109,500,000 shares outstanding.
•	The beneficial ownership table indicates that CorpTech Holding, Inc. currently beneficially owns 25,000,00 shares of Palisades Venture and will beneficially own 25,000,000 shares after the distribution. Other disclosure indicates that CorpTech will distribute its 25,000,000 shares to its shareholders as part of the distribution covered by this registration statement. Accordingly, it would appear that CorpTech will not beneficially own any shares of Palisades Venture after the distribution.
•	You disclose in certain locations that Mr. Rechtman will beneficially own 75% of Palisades Venture after the distribution in certain locations (e.g., page 10) and 69% in other locations (e.g., page 32).

Securities and Exchange Commission

Please revise throughout the prospectus to clearly and consistently disclose:

•	the number of shares outstanding both before and after the distribution; and
•	the number of shares owned by: (1) Orie Rechtman; (2) CorpTech; and (3) CorpTech shareholders both before and after the distribution. To the extent any CorpTech shareholders will beneficially own more than 5% of Palisades Venture's shares after the distribution, please include these individuals on the beneficial ownership table.

RESPONSE:

In response to the Staff’s comment, the Company has revised this information throughout. The correct amount of the Company’s outstanding shares is 109,500,000.

a)	Before CorpTech distributes the Palisades shares the ownership of Palisades shares is as follows:

CorpTech 25,000,000 = 22.8%

Orie Rechtman 75,000,000 = 68.5%

3 Palisades Shareholders nonaffiliated – 2,500,000 each

2 Palisades Shareholders nonaffiliated – 1,000,000 each

b)	After Corptech distributes the 25,000,000 shares, Corptech will have no Palisades shares. Instead, CorpTech shareholders of record as of July 27th, 2021, aside from Orie Rechtman, will each get 1 Palisades share for every 120 CorpTech shares they own with a total of 25,000,000
c)	No shareholder, outside of Orie Rechtman, will have more than 5%.

COMMENT:

2.	We note that CorpTech, the selling shareholder in the distribution, was formerly a public reporting company with Mr. Rechtman as its CEO. Please revise to disclose CorpTech was previously a reporting company known as Crednology Holding Corporation, CorpTech had its registration revoked in connection with a Section 12(j) proceeding and describe Mr. Rechtman's involvement with CorpTech / Crednology. Please ensure Mr. Rechtman's biography in the management section includes a discussion of his roles at CorpTech / Crednology.

RESPONSE:

In response to the Staff’s comment, the Company made the correction on Pages 19 and 31.

COMMENT:

3.	We note that you entered into an agreement with CorpTech where CorpTech will take over the monthly payments of LiveWire and Palisades will pay CorpTech $2500 a month for its share of the services provided. Please file your agreement with CorpTech as well as CorpTech's agreement with LiveWire as exhibits. Additionally, revise your cover page to prominently disclose that your business relies on your agreement with CorpTech, as well as datacenters provided by Livewire Cloud service provider. In addition, clarify whether your agreement with CorpTech was negotiated at arm's length, and to the extent it was not, clarify that the terms of the agreement may not be as favorable to you as if it had been negotiated at arm’s length with an unaffiliated third party.

Securities and Exchange Commission

RESPONSE:

In response to the Staff’s comment, the Company corrections have been made on page 1 and page 23. Each of the agreements between CorpTech Holding Inc. and LiveWire Cloud Group will be filed with the SEC along with Amendment No. 1 to our Form S-1.

COMMENT:

4.	Here you state that you intend to apply for quotation on the OTC Markets. Elsewhere, you reference various NASDAQ and NYSE listing standards and other rules. As you are not currently listed on either NASDAQ or NYSE and are not currently applying to be listed on these exchanges, please remove references to these exchanges.

In response to the Staff’s comment, the Company has corrected this by removing all references to these exchanges.

COMMENT:

5.	Please update your disclosure to reflect that the current revenue threshold for an EGC is $1.235 billion. Refer to the definition of Emerging Growth Company in Rule 405 under the Securities Act.

In response to the Staff’s comment, the Company corrected the current revenue threshold for an EGC to $1.235 billion.

Risks Relating to the Early Stage of our Company

Although the business has been running for some time, in its new format,.., page 4

COMMENT:

6.	Please expand your disclosure here and in section “business model” on page 21 to explain how your “new format” is different from the old format. Also, clarify how much of your revenue for the nine months of 2023 was derived from your old vs new format.

In response to the Staff’s comment, the Company has clarified by revising its “Business Model” section on page 21.

Securities and Exchange Commission

Description of Business and Property
Overview, page 20

COMMENT:

7.	The business description's focus on the datacenters gives the impression that the company owns datacenters. Please revise the description of business to explicitly state that a third-party Livewire owns and operates the datacenters, and that Palisades contracts the datacenters through CorpTech. In addition, include a discussion regarding whether Palisades, CorpTech, or Livewire is responsible for conducting ongoing maintenance of the datacenters. Finally, discuss the implications of such ownership for your business both here and in the risk factor disclosures and as appropriate elsewhere in the registration statement.

In response to the Staff’s comment, the Company has revised pages 9, 22, 23 for further clarification.

COMMENT:

8.	Please disclose the material terms of your agreements with each of your four major customers that accounted for 75% of your total revenue in 2022, including the identity, term, termination provisions and any minimum purchase requirements. File the agreements with these customers as exhibits or tell us why they are not required to be filed. In addition, to the extent material, disclose the total number of customers for each period presented.

In response to the Staff’s comment, the Company made certain clarifications on page F-14. We did not reveal the names of our customers. We strongly believe that by revealing the names of our clients it can provide our competitors an advantage to approach these clients and attempt to pilfer them away. We are a very small company, we make in the S-1 registration disclosures with significant information about our operation and by divulging the specific names of the 4 clients who are making up 75% of our revenue - we put our business in grave danger of losing 75% of our business which will have a considerable negative effect on the shareholders’ value. We ask the SEC to allow us to keep the names of our top clients undisclosed.

Liquidity and Capital Resources, page 28

COMMENT:

9.	Please clearly disclose the minimum funding required remaining in business for at least the next 12 months. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Please refer to Item 303(a) (1) and (2) of Regulation S-K and Section IV of Interpretive Release No. 33-8350 for additional guidance.

In response to the Staff’s comment, the Company has revised the 12 month estimates accordingly on page 29.

Securities and Exchange Commission

Executive Compensation, page 31

COMMENT:

10.	Please update your disclosure regarding the executive compensation for the year ended December 31, 2023. Refer to Item 402(m) of Regulation S-K and Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company revised its Executive Compensation section on page 31.

Security Ownership of Certain Beneficial Owners and Management, page 32

COMMENT:

11.	Please provide here the natural person(s) who have voting and dispositive control over the shares owned by CorpTech Holding, Inc.

In response to the Staff’s comment, the Company revised the “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” on page 32.

Review, Approval or Ratification of Transactions with Related Parties, page 34

COMMENT:

12.	You state here that the consent of your audit committee is required for any related-party transaction. However, on page 31, you disclosed that you do not maintain an audit committee. Please revise or advise.

In response to the Staff’s comment, the Company updated paragraphs in the Review, Approval or Ratification of Transactions with Related Parties Section on page 34.

Item 16. Exhibits, page II-1

COMMENT:

13.	Please file the agreement governing the distribution of Palisades Venture shares to CorpTech shareholders.

In response to the Staff’s comment, the Company will file this agreement with the SEC along with the Amendment No. 1 to our Form S-1.

If the Staff has any further questions or comments, please do not hesitate to contact the undersigned at 818-465-1295 or by emailing to orie@4service.com.

Sincerely,

/s/ Orie Rechtman
Orie Rechtman
Chief Executive Officer

cc: Gary L. Blum